Phillips Nizer LLP
                                666 Fifth Avenue
                               New York, NY 10103


VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Attn:    Ms. Ibolya Ignat
         Mail Stop 6010

         Re:      Healthcare Technologies Ltd.
                  Form 20-F for Fiscal Year Ended December 31, 2005
                  Filed on June 29, 2006
                  File No. 000-17788
                  --------------------------------------------------------------

Ladies and Gentlemen:

     We refer to the Staff's comment letter dated August 25, 2006, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

     The Company is in the process of reviewing the Staff's comments with the Company's independent public accountants and the Company presently anticipates that it will file a response to the Staff's comments on or about October 3, 2006.

     If you have any questions concerning the foregoing, please do not hesitate to call the undersigned at 212-841-0700 or the Company's Chief Financial Officer, Mr. Eran Rotem, at (011) 972-3-9277-232.

                                                     Very truly yours,

                                                     /s/ Brian Brodrick

                                                     Brian Brodrick